Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 7 DATED JULY 25, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Documents by Reference” in this Supplement No. 7. This Supplement No. 7 supersedes and replaces all prior supplements to the prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	a description of our investments;

•	information regarding our borrowings;

•	selected financial data;

•	our performance—funds from operations and modified funds from operations;

•	distributions declared and paid;

•	compensation paid to our advisor and our dealer manager;

•	information regarding our share repurchase program;

•	information regarding our net tangible book value per share;

•	an update to our valuation process;

•	matters relating to our advisory agreement;

•	an update to our risk factors;

•	information on experts;

•	information incorporated by reference; and

•	our current form of subscription agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of July 25, 2014, we received and accepted subscriptions in our offering for 39.7 million shares, or $369.2 million, including 0.2 million shares, or $2.2 million, sold to an affiliate of NorthStar Realty Finance Corp., or NorthStar Realty. As of July 25, 2014, 70.8 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on August 7, 2015, unless extended by our board of directors as permitted under applicable law and regulations.

Description of Our Investments
The following table presents our investments as of March 31, 2014, as adjusted for investment activity through July 15, 2014 (dollars in thousands):

Investment Type:	Number of Investments	Principal Amount/ Cost (1)	% of Total Investments
Real estate equity (2)
Assisted living facilities	5	$64,427	20.9%
Memory care facilities	2	20,998	6.8%
Independent living facilities	2	58,446	18.9%
Subtotal real estate equity	9	143,871	46.6%

Investment in joint venture (3)	1	59,214	19.2%
Total real estate equity	10	203,085	65.8%

Real estate debt
First mortgage loans	2	25,887	8.4%
Mezzanine loan	1	75,000	24.3%
Unsecured loan	1	5,000	1.5%
Subtotal real estate debt	4	105,887	34.2%
Total investments	14	$308,972	100.0%

_____________________________

(1)
Based on cost for real estate equity investments, which includes net purchase price allocation related to net intangibles and other assets, if any, and principal amount for real estate debt investments.

(2)	Classification based on predominant services provided, but may include other services.
(3)	Represents our proportionate interest in the gross assets of an unconsolidated $1.1 billion healthcare real estate portfolio, or the Formation Healthcare Portfolio.

Real Estate Equity Investments Summary

The following table presents equity investments in healthcare properties we own as of March 31, 2014 (dollars in thousands):

Equity Investments
Location City,		Contract Purchase	Resident	Ownership		Initial Lease Yield/Cap	Outstanding	Interest		Depreciable	Tax	Realty
State	Units	Price (1)	Occupancy	Interest(2)	Type(3)	Rate(4)	Borrowing(5)	Rate(6)	Maturity(7)	Tax Basis(8)	Rate	Taxes
Net Lease Portfolio
Cheektowaga, NY	100	$12,500	97.4%	100%	ALF	8.6%	$—	—	—	$12,300	1.8%	$61.1
Clinton, CT	48	10,500	93.1%	100%	MCF	8.6%	7,813	L+2.75%	Jun-18	10,400	2.5%	44.0
Leawood, KS	70	8,000	94.1%	100%	ALF	8.6%	—	—	—	7,600	1.0%	69.0
Skaneateles, NY	14	3,000	83.8%	100%	ALF	8.6%	—			2,700	2.1%	25.6
Smyrna, GA	56	10,000	80.1%	100%	MCF	8.6%	—	—	—	9,300	3.0%	34.2
Spring Hill, KS	48	7,000	96.9%	100%	ALF	8.6%	—	—	—	6,700	2.1%	43.6
RIDEA Portfolio
Denver, CO	183	31,500	90.7%	97%	ALF	6.6%	20,000	L+2.92%	Dec-20	27,600	8.3%	119.6
Frisco, TX	202	38,958	90.1%	97%	ILF	4.7%	21,500	L+3.04%	Dec-23	36,300	2.2%	382.8
Milford, OH	125	15,600	64.8%	97%	ILF	4.9%	10,500	L+3.35%	Dec-18	14,900	8.6%	197.4

Total	846	$137,058					$59,813			$127,800

_________________________________

(1)	Excludes transaction costs, future fundings, post-closing adjustments and other assets totaling $6.8 million, including $2.7 million funded in connection with certain development projects.
(2)	All properties are owned in fee simple.
(3)
Classification based on predominant services provided, but may include other services: assisted living facility, or ALF, memory care facility, or MCF, skilled nursing facility, or SNF, and independent living facility, or ILF.

(4)
For properties subject to long-term net leases, initial lease yield is calculated as year one contractual lease income divided by purchase price, excluding acquisition fees and closing costs paid in connection with each acquisition. For properties owned through the structure permitted by the REIT Investment Diversification and Empowerment Act of 2007, or RIDEA, the capitalization rate is calculated as the estimated year one property-level net operating income at the time of closing divided by purchase price, excluding any acquisition fees and closing expenses.

(5)	Principal amount at the time of the acquisition.
(6)	Represents one-month London Interbank Offered Rate, or LIBOR, for Clinton, CT, Denver, CO and Frisco, TX and three-month LIBOR for Milford, OH. Rates are subject to LIBOR floors, if applicable.
(7)	Assumes extended maturity date.
(8)
For federal income tax purposes, furniture and equipment, land improvements and buildings are depreciated based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively.

The following table presents equity investments in healthcare properties we completed subsequent to March 31, 2014 through July 15, 2014 (dollars in thousands):

Investment in Joint Venture
Location City,		Contract Purchase	Resident	Ownership		Outstanding	Interest
State	Units	Price	Occupancy	Interest(1)	Type(2)	Borrowing(3)	Rate(4)	Maturity
Formation Healthcare Portfolio
Various	8,538	$1,050,000	88.3%	5.6%	ALF/SNF	$646,751	4.31%	Various
_________________________________

(1)	Represents our proportionate interest in the Formation Healthcare Portfolio.
(2)	Classification based on predominant services provided, but may include other services.
(3)	Principal amount at the time of the acquisition. The outstanding balance consists of six variable interest rate borrowings.
(4)	Represents a weighted average spread over three-month LIBOR, plus applicable LIBOR floors.

Subsequent to March 31, 2014 and in connection with development projects at three of our equity investments, we, together with our joint venture partner, contributed $2.7 million.

The following table presents tenants and operators currently occupying our net lease portfolio and operating our properties owned through the RIDEA structure, respectively (dollars in thousands, except for lease payment per square foot):

Location City,	Major Tenant/	Square	Percentage	Renewal	Contractual Year One Lease	Lease Payment	Lease Expiration
State	Operator	Footage	Leased(1)	Options	Payment	per Square Foot	Date (2)
Net Lease Portfolio
Cheektowaga, NY	Peregrine's Landing LLC	81,953	100%	2 five-year	$1,078	$13.16	Mar-24
Clinton, CT	Peregrine Way of CT, LLC	25,332	100%	2 five-year	906	35.75	Jun-23
Leawood, KS	AHG Leawood LLC	48,470	100%	2 five-year	690	14.24	Oct-23
Skaneateles, NY	Peregrine Properties of Skaneateles, LLC	13,233	100%	2 five-year	259	19.55	Oct-23
Smyrna, GA	Peregrine Way of GA, LLC	26,500	100%	2 five-year	863	32.55	Dec-23
Spring Hill, KS	AHG Spring Hill, LLC	28,116	100%	2 five-year	604	21.47	Oct-23
RIDEA Portfolio
Denver, CO	Watermark Harvard Square, LLC	131,062	100%	3 one-year	2,146	16.37	Jan-21
Frisco, TX	Watermark Parkview, LLC	299,480	100%	3 one-year	1,986	6.63	Feb-21
Milford, OH	Watermark Pinebrook, LLC	145,896	100%	3 one-year	357	2.45	Dec-20

Total		800,042
_________________________________

(1)	Represents operator occupancy.
(2)	Represents initial lease expiration.

The following table presents lease expirations at each of our direct equity investments for the next ten years, including properties owned through the RIDEA structure (dollars in thousands):

Year	Number of Leases Expiring	Square Footage Expiring	Annual Rent Expiring(1)	% of Total Annual Rent Expiring
2014-2019	—	—	$—	—
2020	1	145,896	2,325	14.0%
2021	2	430,542	8,832	53.4%
2022	—	—	—	—
2023	5	141,651	4,058	24.5%
2024	1	81,953	1,346	8.1%
		800,042		100.0%
_________________________________

(1)	Amounts based on contractual lease amounts at the date of expiration.

The following table presents historical operating performance of our properties owned through the RIDEA structure:

	Historical Operating Results
Property(1)	2009	2010	2011	2012	2013
Denver, CO - ALF
Average Monthly Occupancy	76%	81%	83%	90%	92%
Average Monthly Revenue per Occupied Unit	$2,293	$2,335	$2,362	$2,456	$2,519
Frisco, TX - ILF
Average Monthly Occupancy	22%	51%	76%	91%	90%
Average Monthly Revenue per Occupied Unit	$1,789	$1,764	$1,831	$1,914	$2,034
Milford, OH - ILF
Average Monthly Occupancy	16%	32%	55%	58%	63%
Average Monthly Revenue per Occupied Unit	$235	$484	$828	$876	$949
_________________________________

(1)	Classification based on predominant services provided, but may include other services.

Other Information Regarding our Properties

We believe that all of our properties are suitable for their intended purposes and adequately covered by insurance. Each of our properties competes for residents with a number of facilities providing comparable services in their respective markets, whose relative performance, among other factors, could impact the future operating results of our properties. At a number of our properties, we, along with our property managers and joint venture partners, as applicable, are currently planning to complete renovation and expansion projects. We plan to expand our Frisco, Texas independent living facility with approximately 33 memory care units and 48 assisted living units for an estimated cost of $14.7 million. We plan to expand our Denver, Colorado independent and assisting living facility with approximately 38 memory care units for an estimated cost of $3.7 million. At our Milford, Ohio independent living facility, we plan to convert approximately 42 independent living units into assisted living units for an estimated cost of $0.6 million. These projects are expected to be financed through additional equity contributions by us and our joint venture partner, The Freshwater Group, Inc. There can be no assurance that our planned renovation and expansion projects will be completed in line with our current projections, or at all.

Real Estate Debt Investments Summary

The following table presents debt investments we own as of March 31, 2014 (dollars in thousands):

		Initial Maturity	Principal	Spread over	Loan-to-	Origination	Exit
Collateral Type(1)	Location	Date	Amount	LIBOR(2)	value(3)	Fee	Fee
First Mortgage Loans
SNF	Newark, DE & Dallastown, PA	Jan-17	$14,637	7.0%	84%	1.0%	1.0%
MCF	Medeira, CA	Mar-16	11,250	8.0%	70%	1.0%	1.0%
Total / Weighted Average			$25,887	7.43%
_________________________________

(1)	Classification based on predominant services provided, but may include other services.
(2)	All first mortgage loans are subject to a LIBOR floor. The weighted average LIBOR floor is 0.6%.
(3)
The loan-to-value ratio is the amount loaned by us, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property securing the loan at the time of origination.

The following table presents debt investments we completed subsequent to March 31, 2014 through July 15, 2014 (dollars in thousands):

		Initial Maturity	Principal	Spread over	Fixed	Loan-to-	Origination	Exit
Collateral Type(1)	Location	Date	Amount	LIBOR	Rate (2)	value (3)	Fee	Fee
Mezzanine Loan
SNF	Various	Jun-16	$75,000	10.3%	NA	66%	1.0%	1.0%
Unsecured Loan
SNF	Various	Dec-14	5,000	NA	12.0%	NA	—	—
Total / Weighted Average			$80,000	10.3%	12.0%
_________________________________

(1)	Classification based on predominant services provided, but may include other services.
(2)	Represents the current interest rate for our unsecured loan, which declines by 1.0% per month during the term of the loan, with a minimum interest rate of 7.0%.
(3)
The loan-to-value ratio is the amount loaned by us, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property securing the loan at the time of origination.

Mezzanine Loan Investment

On June 19, 2014, we, through a subsidiary of our operating partnership, invested in a $75.0 million mezzanine loan, or the loan, secured by a pledge of an ownership interest in a healthcare real estate portfolio valued at $1.4 billion based on independent third-party appraisals of the underlying properties, or the portfolio. We funded the loan with proceeds from our offering.
The portfolio, which is comprised of 167 skilled nursing facilities, consists of over 20,000 licensed beds located in 19 states, with the greatest concentrations in Texas (31%), North Carolina (16%), Colorado (14%) and Maryland (6%). The portfolio is managed by affiliates of Sava Senior Care, the sixth largest operator of skilled nursing facilities in the United States.
The loan bears interest at a floating rate of 10.27% over the one-month LIBOR. The initial term of the loan is 24 months, with three one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.125% of the amount being extended for the second and third extension options. The loan may be prepaid at any time, provided the borrower pays an amount equal to the remaining interest due on the amount prepaid through the initial term. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The LTV of the portfolio securing the loan is approximately 66%. The LTV is the aggregate amount loaned to the borrower, net of reserves funded and controlled by the lenders, if any, over the appraised value of the portfolio at the time the investment closed. In addition to the loan, the portfolio is subject to a $700.0 million senior loan and $165.0 million of mezzanine debt that ranks senior in priority to the loan.
Information Regarding Our Borrowings
Summary
As of March 31, 2014, we had four mortgage notes payable totaling $59.7 million. Through July 15, 2014, there has been no change in our mortgage notes payable outstanding.
Credit Facilities
On November 13, 2013, we, through our operating partnership, entered into a credit facility agreement with KeyBank National Association, which provides up to $100.0 million to finance real estate investments and first mortgage loans secured by healthcare real estate, or the facility. The initial capacity of the facility was $25.0 million. On February 28, 2014, we amended the facility to increase the initial capacity to $100.0 million, subject to increases to up to $200.0 million in accordance with the governing documents.
The facility provides advances up to 65.0%, depending upon the type and characteristics of the individual asset. Facility advances accrue interest at per annum rates of 2.75% to 3.25% above the relevant benchmark, based on our aggregate portfolio leverage. The initial maturity of the facility is November 13, 2016, with a one-year extension available at our option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents. During the initial and extended term, the facility acts as a revolving credit facility that can be paid down as assets are repaid or sold and re-drawn upon for new investments.
We are required to maintain: (i) a minimum of $5.0 million in unrestricted cash and (ii) a tangible net worth equal to the lesser of (a) $25.0 million, subject to increases equal to 80.0% of aggregate net proceeds from our offering and (b) $250.0 million. We are also required to maintain (i) a ratio of modified funds from operations, as adjusted, to fixed charges of not less than 1.4x during the first year after the initial borrowing on the facility, subject to annual increases, and (ii) a ratio of total borrowings to total assets of not greater than 65.0% prior to December 2014 and 60.0% thereafter. In addition, the properties pledged to the facility must maintain an aggregate minimum occupancy rate. In connection with the facility, we entered into an unconditional guaranty of payment and performance, under which we agreed to guaranty the obligations under the facility.
As of March 31, 2014, we had no borrowings outstanding under the facility. Through July 15, 2014, there has been no change in our borrowings outstanding under the facility.

Selected Financial Data
The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into this prospectus supplement.
The historical operating and balance sheet data as of and for the three months ended March 31, 2014 was derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which is incorporated herein by reference. The historical operating and balance sheet data as of and for the years ended December 31, 2013 and 2012 was derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference.

			Year Ended
	Three Months Ended March 31,		December 31,
	2014	2013	2013
	(Unaudited)
Statement of Operations Data:
Rental income	$1,031,792	$—	$487,946
Interest income	483,282	—	374,556
Resident fee income	2,932,224	—	37,665
Total revenues	4,447,298	—	900,167
Total expenses	7,884,844	6,088	3,470,071
Net income (loss)	(3,437,546)	(6,088)	(2,569,904)
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	(3,409,665)	(6,083)	(2,560,264)
Distributions declared per share of common stock	$0.17	$—	$0.5

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
Balance Sheet Data:
Cash	$75,541,566	$45,537,255	$202,007
Operating real estate, net	136,325,315	53,968,827	—
Real estate debt investments, net	25,887,000	11,250,000	—
Total assets	246,289,385	115,839,130	202,007
Total borrowings	59,735,294	18,282,328	—
Due to related party	1,144,663	1,141,379	—
Total liabilities	67,362,700	22,343,233	—
Total equity	178,926,685	93,495,897	202,007

Our Performance—Funds from Operations and Modified Funds from Operations
The following disclosure supersedes the prior disclosure under the heading “Description of Capital Stock—Funds from Operations and Modified Funds from Operations.” For additional information regarding our advisor, see the section entitled “Matters Relating to Our Advisory Agreement” in this prospectus supplement.
We believe that funds from operations, or FFO, and modified funds from operations, or MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.
Acquisition fees and expenses paid to our advisor and third parties in connection with the acquisition of equity investments are considered expenses and are included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our advisor or its affiliates and third parties, and therefore, in the event that proceeds from our offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our advisor, such fees and expenses would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.
Acquisition fees paid to our advisor in connection with the acquisition and origination of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore, included in the computation of net income (loss) and income (loss) from operations, both of which are performance measures under U.S. GAAP. Such acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, almost always, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.
The acquisition and origination of debt investments and the corresponding acquisition fees paid to our advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) from operations over our life.
Due to certain of the unique features of publicly registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us.
MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP.
We compute MFFO in accordance with the definition established by the IPA and adjusted for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments will be helpful in assessing our operating performance. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•
non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments;

•	realized gains (losses) from the early extinguishment of debt;

•
realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•
unrealized gains (losses) from fair value adjustments on real estate securities, including commercial mortgage-backed securities and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.
Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.
MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting the expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date. A property’s value is considered impaired if our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life.
We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.
However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions are not reported in MFFO, even though such realized gains (losses) could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments.
Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.
The following table presents a reconciliation of FFO and MFFO to net income (loss) attributable to our common stockholders for the three months ended March 31, 2014 and 2013 and year ended December 31, 2013:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013
Funds from operations:
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$(3,409,665)	$(6,083)	$(2,560,264)
Adjustments:
Depreciation and amortization	699,431	—	131,989
Depreciation and amortization related to non-controlling interests	(12,919)	—	(170)
Funds from operations	(2,723,153)	(6,083)	(2,428,445)
Modified Funds from operations:
Funds from operations	(2,723,153)	(6,083)	(2,428,445)
Adjustments:
Acquisition fees and transaction costs	3,489,168	—	2,813,929
Straight-line rental (income) loss	(111,795)	—	(53,101)
Amortization of premiums, discounts and fees on investments and borrowings, net	183,389	—	31,348
Adjustments related to non-controlling interests	(27,039)	—	(9,312)
Modified funds from operations	$810,570	$(6,083)	$354,419
Distributions Declared and Paid
We generally pay distributions on a monthly basis based on daily record dates. We declared distributions for the period from April 5, 2013 (the date of our first investment) through March 31, 2014 of $3.9 million, of which $2.0 million was reinvested in our DRP. For such period, we paid distributions at an annualized distribution rate of 6.75% based on a purchase price of $10.00 per share of our common stock. Distributions are generally paid to stockholders on the first day of the month following the month for which the distribution has accrued.
The following table presents distributions declared for the three months ended March 31, 2014, year ended December 31, 2013 and period from April 5, 2013 through March 31, 2014:

				Cash Flow
	Distributions (1)			Provided by (Used in)	Funds from
Period	Cash	DRP	Total	Operations	Operations
Three Months Ended March 31, 2014	$1,169,495	$1,392,587	$2,562,082	$(2,965,019)	$(2,723,153)
Year Ended December 31, 2013	670,925	640,961	1,311,886	(343,225)	(2,428,445)
April 5, 2013 through March 31, 2014	1,840,420	2,033,548	3,873,968	(3,308,244)	(5,151,598)
_________________________________

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

All distributions declared for the period from April 5, 2013 through March 31, 2014 were paid using proceeds from our offering, including from the purchase of additional shares by NorthStar Realty. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. As a result, future distributions declared and paid may exceed cash flow provided by operations. To the extent distributions are paid from sources other than FFO, the ownership interest of our stockholders will be diluted.
Pursuant to our distribution support agreement, NorthStar Realty committed to purchase up to an aggregate of $10.0 million in shares of our common stock at a price of $9.00 per share if cash distributions exceed MFFO to provide additional funds to support distributions to stockholders. In February 2013, NorthStar Realty purchased 222,223 shares of our common stock for $2.0 million under the distribution support agreement to satisfy the minimum offering requirement, which reduced the total commitment.
The following table summarizes shares purchased by NorthStar Realty pursuant to our distribution support agreement:

		Purchase
Period	Shares	Price(1)

Three Months Ended March 31, 2014	—	$—
Year Ended December 31, 2013	233,391	2,100,519
For the period from April 5, 2013 through March 31, 2014	233,391	2,100,519
_________________________________

(1)	Under the distribution support agreement, shares of our common stock are purchased at a price of $9.00 per share.

Compensation Paid to Our Advisor and Our Dealer Manager
In connection with the completion of NorthStar Realty’s spin-off of its asset management business into NSAM (as defined in this prospectus supplement), on June 30, 2014, we entered into a new advisory agreement with an affiliate of NSAM and terminated our advisory agreement with our prior advisor, NorthStar Healthcare Income Advisor, LLC. The information below regarding fees and reimbursements incurred and accrued but not yet paid to our advisor reflect such fees and reimbursements incurred and accrued but not yet paid to our prior advisor for the periods presented. For additional information regarding our advisor, see the section entitled “Matters Relating to Our Advisory Agreement” in this prospectus supplement.
The following table presents the fees and reimbursements incurred to our advisor and NorthStar Realty Securities, LLC, or our dealer manager, for the three months ended March 31, 2014 and 2013 and year ended December 31, 2013:

			Year Ended
	Three Months Ended March 31,		December 31,
Type of Fee or Reimbursement	2014	2013	2013
Fees to Advisor
Asset management	$326,516	$—	$100,537
Acquisition (1)	1,985,377	—	1,346,268
Disposition (1)	—	—	—
Reimbursement to Advisor
Operating costs	401,056	—	188,755
Organization	75,475	1,538	81,530
Offering	1,434,024	29,213	1,549,065
Selling commissions / Dealer manager fees	9,797,724	5,000	10,561,191
_________________________________

(1)
Acquisition/disposition fees incurred to our advisor related to debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees-related party in our consolidated statements of operations. Our advisor may determine to defer fees or seek reimbursement.

As of March 31, 2014, the aggregate amount of fees and reimbursements accrued but not yet paid to our advisor was $1.1 million, representing organization and offering costs, operating expenses, asset management and acquisition fees.

Information Regarding Our Share Repurchase Program
We adopted a share repurchase program that may enable stockholders to sell their shares to us in limited circumstances. We are not obligated to repurchase shares pursuant to this program. No stockholder is eligible to participate in the share repurchase program (other than with respect to requests made as a result of death or qualifying disability) until the stockholder has held our shares for at least one year. Our board of directors may, in its sole discretion, amend, suspend or terminate our share repurchase program at any time upon ten days’ notice except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. For the three months ended March 31, 2014 and year ended December 31, 2013, we did not repurchase any shares pursuant to the Share Repurchase Program. For the three months ended March 31, 2014, there were no unfulfilled repurchase requests. From April 1, 2014 through May 13, 2014, we repurchased 342 shares for a total of $3,412 or a weighted average price of $9.99 per share under our share repurchase program.
Information Regarding Our Net Tangible Book Value Per Share
The offering price in our offering is higher than the net tangible book value per share of our common stock as of March 31, 2014. Net tangible book value per share is calculated including tangible assets but excluding intangible assets such as deferred costs or goodwill and any other asset that cannot be sold separately from all other assets of the business as well as intangible assets for which recovery of book value is subject to significant uncertainty or illiquidity, less liabilities and is a non-GAAP measure. There are no rules or authoritative guidelines that define net tangible book value; however, it is generally used as a conservative measure of net worth, approximating liquidation value. Our net tangible book value reflects dilution in value of our common stock from the issue price as a result of: (i) the substantial fees paid in connection with our initial public offering, including selling commissions and dealer manager fees paid to our dealer manager; and (ii) the fees and expenses paid to our advisor in connection with the selection, origination, acquisition and sale of our investments and the management of our company.
As of March 31, 2014, our net tangible book value per share was $8.30, compared with our primary offering price per share of $10.00 (ignoring purchase price discounts for certain categories of purchasers) and our DRP price per share of $9.50. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Although we do not believe net tangible book value is an indication of the value of our shares, if we were to liquidate our assets at this time, you would likely receive less than the purchase price for your shares due to the factors described above with respect to the dilution in value of our common stock.
Further, investors who purchase shares in our offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.
Update to Our Valuation Process
The second paragraph under the heading “Questions and Answers About Our Offering—Will I be notified of how my investment is doing” and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

In addition, unless the rules and regulations governing valuations change, within 18 months after the completion of our offering stage, our advisor or another firm we choose for that purpose will establish an estimated value per share of our common stock based on an appraisal of our assets and operations and other factors deemed relevant. The estimated value per share of our common stock will be based upon the fair value of our assets less the fair value of our liabilities under market conditions existing at the time of the valuation. We will obtain independent third party appraisals for our properties and will value our other assets in a manner we deem most suitable under the circumstances, including in a manner similar to how our sponsor values its assets, which will include an independent appraisal or valuation. A committee comprised of independent directors will be responsible for the oversight of the valuation process, including approval of the engagement of any third parties to assist in the valuation of assets, liabilities and unconsolidated investments. We anticipate that any property appraiser we engage will be a member of the Appraisal Institute with the MAI designation or such other professional valuation designation appropriate for the type and geographic locations of the assets being valued and will provide a written opinion, which will include a description of the reviews undertaken and the basis for such opinion. Any such appraisal will be provided to a participating dealer upon request. After the initial appraisal, appraisals will be done annually and may be done on a quarterly rolling basis. The valuations are estimates and consequently should not necessarily be viewed as an accurate reflection of the fair value of our investments nor will they necessarily represent the amount of net proceeds that would result from an immediate sale of our assets. We will provide the estimated value per share to you in our annual report. We will consider our offering stage complete when we are no longer publicly offering equity securities in a continuous offering, whether through our current offering or follow on public offerings. For this purpose, we do not consider a “public offering of securities” to include offerings on behalf of selling stockholders or offerings related to our DRP, employee benefit plan or the redemption of interests in our operating partnership.
Matters Relating to Our Advisory Agreement
On June 30, 2014, NorthStar Realty completed the previously announced spin-off, or the spin-off, of its asset management business into NorthStar Asset Management Group Inc., or NSAM, a separate public company with its shares of common stock listed on the New York Stock Exchange under the ticker symbol “NSAM.”
Following the completion of the spin-off and the related events described below, NSAM now owns and operates NorthStar Realty’s asset management business and NSAM and its affiliates sponsor and manage the non-traded REITs previously sponsored and managed by NorthStar Realty, including us, NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income II, Inc. and other non-traded companies that NSAM may sponsor in the future.
In connection with the spin-off, on June 30, 2014, we, our operating partnership, NSAM and NSAM J-NSHC Ltd, a subsidiary of NSAM, or our new advisor, entered into a new advisory agreement, or our new advisory agreement, pursuant to which our new advisor manages our day-to-day activities and implements our investment strategy. The appointment of our new advisor and the entry into the new advisory agreement were approved by our board of directors, including our independent directors.
Upon completion of the spin-off, the existing employees of NorthStar Realty became employees of NSAM, certain of which, including executive officers, employees engaged in NorthStar Realty’s existing loan origination business and certain other employees, will be co-employees of NSAM and NorthStar Realty. As a result, we will have access to the same personnel and resources that we had prior to the spin-off.
The terms of the new advisory agreement are substantially the same as those that were in effect prior to the spin-off under our prior advisory agreement, a description of which is included in the section entitled "Management—The Advisory Agreement" in our prospectus.
In connection with the spin-off, on June 30, 2014, we provided notice to our prior advisor and NorthStar Realty of the termination without cause of our prior advisory agreement. Our prior advisor and NorthStar Realty waived the notice period provided for in our prior advisory agreement and consequently, our prior advisor ceased all activities under our prior advisory agreement effective upon completion of the spin-off.
In connection with the termination of our prior advisory agreement, we, our prior advisor and NorthStar Healthcare Income OP Holdings, LLC, all of which are parties to the limited partnership agreement of our operating partnership, or our operating partnership agreement, agreed that such termination did not constitute a termination event (as defined in our operating partnership agreement) and did not trigger the redemption of the special limited partnership units (as defined in our operating partnership agreement) pursuant to our operating partnership agreement. In addition, the parties to our operating partnership agreement agreed that the term “Advisory Agreement” in our operating partnership agreement shall mean our new advisory agreement. On June 30, 2014, the parties to our operating partnership agreement entered into an amendment to our operating partnership agreement reflecting the foregoing.
Update to Our Risk Factors

The paragraph under the heading “Risk Factors-Risks Related to Our Company-If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments and your overall return may be reduced.” is superseded in its entirety as follows:

Our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our offering and we may do so in the future. Until the proceeds from our offering are fully invested and otherwise during the course of our existence, we may not generate sufficient cash flow from operations to fund distributions. We began generating cash flow from operations on April 5, 2013, the date of our first investment. For the period from April 5, 2013 through March 31, 2014, we declared distributions of $3,873,968 compared to cash used in operations of $3,308,244. All distributions declared during this period were paid using proceeds from our offering, including the purchase of additional shares by NorthStar Realty.

Pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceed our MFFO, NorthStar Realty agreed to purchase up to $10.0 million of shares of our common stock at $9.00 per share (which includes the $2.0 million of shares purchased by an affiliate of NorthStar Realty to satisfy the minimum offering amount) to provide additional cash to support distributions to stockholders and has, in fact, purchased 233,391 shares of our common stock as of March 31, 2014. The sale of these shares resulted in the dilution of the ownership interests of our public stockholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and stockholders’ overall return may be reduced.

Experts

The audited consolidated financial statements and schedules of NorthStar Healthcare Income, Inc. and subsidiaries incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm upon the authority of said firm as experts in accounting and auditing.
The audited financial statements of Pinebrook, LLC, incorporated by reference in this prospectus supplement, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants upon the authority of said firm as experts in accounting and auditing.
Incorporation of Certain Documents by Reference

We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission, or SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement. You can access documents that are incorporated by reference into this prospectus supplement on our website at www.northstarreit.com/healthcare. There is additional information about us and our advisor and its affiliates on our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of our website are not incorporated by reference in or otherwise a part of this prospectus supplement.
The following documents filed with the SEC, are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2014;

•	The description of our common stock contained in the our Registration Statement on Form 8-A filed with the SEC on April 28, 2014;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2014;

•
Current Reports on Form 8-K filed with the SEC on January 3, 2014, January 21, 2014, January 22, 2014, January 28, 2014, February 11, 2014, March 5, 2014, April 11, 2014, May 13, 2014, June 16, 2014, June 25, 2014 and July 1, 2014; and

•	Current Report on Form 8-K/A filed with the SEC on March 14, 2014.
We will provide to each person to whom this prospectus supplement is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
NorthStar Healthcare Income, Inc.
Attn: Investor Relations
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.
Current Form of Subscription Agreement
Our current form of subscription agreement is attached to this prospectus supplement as Exhibit A. This form supersedes and replaces the form included in the prospectus.

EXHIBIT A

APPENDIX B
FORM OF SUBSCRIPTION AGREEMENT

NorthStar
HEALTHCARE INCOME

877.940.8777
NorthStarREIT.com/Healthcare

Subscription Agreement Instructions to Investors

PROSPECTUS DATED APRIL 29, 2014

Please carefully read the Prospectus of NorthStar Healthcare Income, Inc. (the "Company"), as supplemented to date, before deciding to subscribe in shares of common stock par value of $0.01 per share, of the Company (the "Shares"). Any person(s) desiring to subscribe should complete, execute and deliver the Subscription Agreement and payment in accordance with the instructions set forth below. Please print in ballpoint pen or type the information. **The sponsor or person designated by the sponsor will send each stockholder a confirmation of his or her purchase after they have been admitted as a stockholder.**

1. Investment	A minimum investment of $4,000 is required. A check for the full purchase price of the shares subscribed for should be made payable to "NorthStar Healthcare Income, Inc." or "NorthStar Healthcare". Shares may be purchased only by persons meeting standards set forth under the Section of the Prospectus entitled "Suitability Standards". Please indicate the state in which the sale was made. If this is an initial investment, please check the box indicating it as such. Otherwise, please check the "Additional Purchase" box. The "Additional Purchase" box must be checked in order for this subscription to be combined with another subscription for purposes of a volume discount. A completed Subscription Agreement is required for each initial investment.
2. Form of Ownership	Please check the appropriate box to indicate the type of entity or type of individuals subscribing. • Corporation: An authorized officer must sign. • Partnership: Identify whether the entity is a general or limited partnership. Each general partner must be identified and must sign. In the case of an investment by a general partnership, all partners must sign. • Estate: The personal representative must sign. • Pension Plan, 401K, PSP and Trust: Each trustee must sign. • Individual Owner: Owner must sign. • Joint Tenant With Rights of Survivorship: Each joint tenant must sign. • Community Property: All parties must sign. • IRAs and KEOGHs: The owner and officer (or other authorized signer) of the custodian of the account must sign. The address of the custodian must be provided to receive checks and other pertinent information regarding the investment. • Tenants in Common and Tenants by Entirety: Each tenant must sign. • Uniform Gift To Minors Act (UGMA) or Uniform Transfers To Minors Act (UTMA): The person named as the custodian of the account must sign. (This may or may not be the minor's parent.) Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the UGMA or UTMA has been formed.

B-1

3. Investor Registration Information	Please enter the exact name in which the Shares are to be held. For joint tenants with a right of survivorship, tenants-in-common or tenants-by-entirety, include the names of both investors. In the case of partnerships or corporations, include the name of an authorized officer. Trusts should include the name of each trustee. All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 6, the investor(s) is/are certifying that the taxpayer or social security number(s) is/are correct. Enter the residential address, mailing address, if applicable, and telephone number(s) of the registered owner(s) of this investment. In the case of a qualified plan or trust, this will be the address of the trustee.
4. Distribution Information	By electing to participate in the distribution reinvestment plan, the investor elects to reinvest 100% of cash distributions otherwise payable to such investor in common stock of the Company. If cash distributions are to be sent to an address other than that provided in Section 3 (such as a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address.
5. Go Paperless	Please indicate if you authorize the Company to provide its reports and updates to you by making such information available on its website, www.northstarREIT.com/Healthcare and notifying you via the e-mail address listed here or in Section 3 when such reports are available. I understand that I may receive paper documents at any time by calling 877.940.8777.
6. Subscriber Signatures	Please separately initial each representation made by the investor where indicated. Except in the case of fiduciary accounts, the investor may not grant any person a power of attorney to make such representations on such investor's behalf. Please complete this Section so that the Company and your Broker-Dealer can assess whether your subscription is suitable given your financial condition. **If, at any time there is a material change in the investor's financial condition, including the failure to meet the minimum income and net worth standards imposed by his or her state of residence and as set forth in the Prospectus and the Subscription Agreement relating to such investment, the Company requests that such Participant promptly notify the Company and the broker-dealer named in the Subscription Agreement in writing. This request in no way shifts the responsibility of the Company's sponsor, and broker-dealers and registered investment advisors recommending the purchase of shares in this offering, to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by the investor.**
7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information	This Section is to be completed by the registered representative or registered investment advisor AND the Broker-Dealer.
8. Payment Instructions	Payment may be made by check or wire transfer. The signed subscription agreement, which has been delivered with the Prospectus, together with a check for the full purchase price, should be delivered or mailed to your Broker-Dealer or authorized principal for their signature. Completed subscription agreement can then be mailed via Regular or Overnight Delivery to the address in Section 8.

Notice to Stockholders: The shares of common stock of the Company are subject to restrictions on transfer and ownership for the purpose, among others, of the Company's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. In addition, the Company has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Company will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to: (i) certain restrictions on ownership and transferability; and (ii) the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of the shares of each class of stock which the Company has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Company at its principal office.

HC-INST_03.2014

B-2

3912

NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarREIT.com/Healthcare

Subscription Agreement

1. Investment **Make checks payable to NorthStar Healthcare Income, Inc.**

☐☐ State of Sale

$ ________ Investment Amount

☐ Initial Investment (min. is $4,000)

☐ Volume Discount Purchase (min. is $500,001)

☐ Additional Purchase (min. is $100)

☐ Check this box if investor is purchasing through an RIA or participating in a wrap account or fee-only account approved by the broker-dealer, RIA or bank acting as a trustee, fiduciary, or similar entity, or an employee of a broker-dealer (including spouse, parent or minor child of employee).

2. Form of Ownership

☐ Corporation ☐ Partnership ☐ Estate ☐ Pension Plan ☐ KEOGH Plan

☐ 401K ☐ PSP ☐ Trust: date__________ ☐ Other: please specify________________________

If you selected one of the account types above, you must provide:

Name of Trust/Corporation/Plan/Other

SSN or TIN of Trust/Corporation/Plan/Other

☐ Individual ☐ Individual TOD[1] ☐ Joint Tenant (with rights of survivorship) ☐ Joint Tenant TOD[1] (with rights of survivorship) ☐ Community Property

☐ Traditional IRA ☐ SEP IRA ☐ Simple IRA ☐ Beneficiary IRA[2] ☐ Roth IRA

☐ Tenants in Common ☐ Tenants by Entirety ☐ UGMA: state of_______ ☐ UTMA: state of_______

1) Fill out Transfer on Death form to effect designation. Transfer on Death form available on www.northstarREIT.com/Healthcare.
2) Please include deceased person's name, SSN, date of birth and date of death in Section 3 under Co-Investor/Co-Trustee.

Custodian[3] or Third Party Administrator Information[4] (if applicable)

Name of Custodian/Third Party Administrator

Mailing Address

City

State

Zip Code

Custodian/Third Party Administrator Telephone Number

Custodian TIN

Custodian Account Number

3) The Custodian must sign and provide a Medallion Signature Guarantee in Section 6.
4) The Third Party Administrator will be set up as an Interested Party and will receive copies of Trade Confirmations and Statements.

B-3

3. Investor Registration Information

Investor/Trustee/Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

☐ Non U.S. Citizen

Country of Citizenship

Co-Investor/Co-Trustee/Co-Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

DOD (mm/dd/yy for Beneficiary IRA)

☐ Non U.S. Citizen

Country of Citizenship

Daytime Telephone

Evening Telephone

Residential Address (no P.O. Boxes)

City

State

Zip Code

Mailing Address (if different from above)

City

State

Zip Code

Email

4. Distribution Information

☐ DRP Distribution Reinvestment Plan*

* In the event that the DRP is not offered for a distribution, your distribution will be sent by check to the address in Section 3 above or your Custodian for deposit in your Custodian account cited in Section 2.

☐ Cash: Send check to my Custodian in Section 2.
(custodian accounts only)

☐ Cash: Send check to the address in Section 3.
(non-custodian accounts only)

☐ Cash: Send check to a third party - **fill out information to the right**.
(non-custodian accounts only)

☐ Direct Deposit via ACH - **fill out information to the right**.
(non-custodian accounts only)

Fill out information below If you checked **Cash: Send check to a third party** or **Direct Deposit via ACH**.

Financial Institution/Third Party

Address

City

State

Zip Code

ABA Routing Number

Account Number

☐ Checking ☐ Savings
(attach a voided, pre-printed check or deposit slip)

☐ Brokerage/Other
(send check to a third party only)

5. Go Paperless

initials

E-mail

☐ In lieu of receiving documents*, I authorize NorthStar Healthcare Income, Inc. (NorthStar Healthcare) to make available on its website, www.northstarREIT.com/Healthcare, its **quarterly reports**, **annual reports**, **proxy statements**, **prospectus supplements** or other documents required to be delivered to me, as well as any **investment or marketing updates** and to notify me via the e-mail address listed here or in Section 3 above when such reports are available. I understand that I may receive paper documents at any time by calling 877.940.8777.

*** This election does not include New Account Statements, Trade Confirmations or Quarterly Investor Statements.**

B-4

6. Subscriber Signatures

Please initial each of the representations below. In the case of joint investors or fiduciaries, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representation on your behalf. In order to induce NorthStar Healthcare to accept this subscription, I hereby warrant that:

INVESTOR INITIALS	CO-INVESTOR INITIALS	ALL REPRESENTATIONS (A-F) MUST BE INITIALED
a.		a. I received a final prospectus of NorthStar Healthcare, wherein the terms and conditions of the offering are described, 5 business days in advance of the date hereof.
b.		b. I certify that I have (i) a net worth (total assets minus total liabilities, exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a minimum net worth (as previously described) of at least $70,000 AND a minimum of $70,000 annual gross income.
c.		c. I have accepted the terms and conditions of NorthStar Healthcare's charter.
d.		d. I am purchasing shares for my own account and acknowledge that the investment is not liquid.
e.		e. I declare that the information supplied is true and correct and may be relied upon by NorthStar Healthcare.
f.		f. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures as well as payment of the full purchase price of the Shares.

INVESTOR INITIALS	CO-INVESTOR INITIALS	STATE WHERE YOU RESIDE REPRESENTATION MUST BE INITIALED
g.		g. If I am an **Alabama** investor, I meet NorthStar Healthcare's suitability standards listed above and represent that I have a liquid net worth of at least 10 times my investment in NorthStar Healthcare and other similar programs before investing in NorthStar Healthcare.
h.		h. If I am a **California** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of at least $150,000 and my total investment in this offering may not exceed 10% of my net worth.
i.		i. If I am an **Iowa** investor, I have a net worth of at least $350,000 or, in the alternative, a minimum annual gross income of at least $70,000 and a minimum net worth of at least $100,000, and my total investment in NorthStar Healthcare cannot exceed 10% of my liquid net worth.
j.		j. If I am a **Kansas** investor, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.
k.		k. If I am a **Kentucky** investor, I may not invest, in the aggregate, more than 10% of my net worth in this offering.
l.		l. If I am a **Maine** investor, I understand that is it recommended by the Maine Office of Securities that Maine investors not invest, in the aggregate, more than 10% of their liquid net worth in this offering and similar offerings.
m.		m. If I am a **Massachusetts** investor, I may not invest more that 10% of my liquid net worth in NorthStar Healthcare and other non-traded REITs or other non-traded direct participation programs.
n.		n. If I am a **Nebraska** investor, I have a net worth of at least $100,000 and an annual income of at least $70,000 or, in the alternative, a minimum net worth of at least $350,000, and my total investment in NorthStar Healthcare may not exceed 10% of my net worth.
o.		o. If I am a **New Jersey** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of $150,000, and my aggregate investment in this offering and other similar offerings may not exceed 10% of my liquid net worth.
p.		p. If I am a **New Mexico** investor, in addition to the suitability requirements listed above, I may not invest, in the aggregate, more than 10% of my liquid net worth in NorthStar Healthcare, its affiliates or other non-traded REITs.
q.		q. If I am a **North Dakota** investor, I meet NorthStar Healthcare's suitability standards listed above and represent that I have a net worth of at least 10 times my investment in this offering.
r.		r. If I am an **Ohio** investor, I may not invest, in the aggregate, more than 10% of my liquid net worth in NorthStar Healthcare, its affiliates or other non-traded REITs.
s.		s. If I am an **Oregon** investor, I may not invest, in the aggregate, more than 10% of my net worth in NorthStar Healthcare.
t.		t. If I am a **Pennsylvania** investor, I may not invest more than 10% of my net worth in NorthStar Healthcare.
u.		u. If I am a **Tennessee** investor, I must not invest more than 10% of my liquid net worth in this offering.
		Net worth should be calculated exclusive of homes, furnishings and automobiles. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Taxpayer Identification Number Certification **(required)**:

Each investor signing below, under penalties of perjury, certifies that: (1) The number shown in the Investor Social Security Number(s)/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a resident alien). **NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.**

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor/Trustee/Authorized Signer — Date

Signature of Co-Investor/Co-Trustee/Co-Authorized Signer/Custodian — Date

When signing as a custodian, a Medallion Signature Guarantee is required.

Medallion Signature Guarantee

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7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information (All fields must be complete)

The Registered Representative (RR) or Registered Investment Advisor (RIA) must sign below to complete the order. An authorized principal of the broker-dealer or RIA firm must sign below if required by such broker-dealer or RIA firm. The RR or RIA and BD hereby warrants that it is duly licensed and may lawfully sell Shares in the state designated as the investor's legal residence, or the state in which the sale was made, if different.

Broker-Dealer/RIA Firm

Registered Representative/RIA

Registered Representative #/Branch #

Mailing Address

City

State

Zip Code

E-mail

Telephone

Facsimile

The undersigned confirm that they (i) have reasonable grounds to believe that the information and representations concerning the investors identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for its own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned attest that the RR/RIA and the Broker-Dealer/RIA Firm are subject to the USA PATRIOT Act. In accordance with Section 326 of the Act, the RR/RIA and the Broker-Dealer/RIA Firm have performed a Know Your Customer review of each investor who has signed this Subscription Agreement in accordance with the requirements of the Customer Identification Program. The undersigned registered representative further represents and certifies in connection with this subscription for shares, that he or she has complied with and has followed all of his or her firm's current policies and procedures for obtaining principal approval. I understand this subscription agreement is for NorthStar Healthcare Income, Inc.

RIAs must complete the following:

☐ **Check only if** investment is made through the RIA in its capacity as an RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the investor includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or any member of the RIA firm is a FINRA-licensed Registered Representative affiliated with a broker-dealer, the transaction should be conducted through that broker-dealer, not through the RIA.

Registered Representatives must complete the following:

I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed.

State

Signature of Registered Representative/RIA

Signature of Broker-Dealer or RIA Firm/Authorized Principal
(if required by Broker-Dealer)

Date

Date

8. Payment Instructions

By mail - Checks should be made payable to **NorthStar Healthcare Income, Inc.** Forward the Subscription Agreement and payment to:

Regular mail
NorthStar Healthcare
c/o DST Systems, Inc.
P.O. Box 219923
Kansas City, MO 64121-9923

Express/Overnight delivery
NorthStar Healthcare
c/o DST Systems, Inc.
430 West 7th Street
Kansas City, MO 64105-1407

Wire transfers - Please reference subscriber's name.

UMB Bank, N.A.
ABA Routing Number - 101000695
Account Number - 9871879666
Reference - NorthStar Heatlhcare Income, Inc.

HC-SUBDOC_03.2014

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